

June 16, 2021

Tiago Reis Marques
Chief Executive Officer
Pasithea Therapeutics Corp.
1111 Lincoln Road
Suite 500
Miami Beach, FL 33139

      Re: Pasithea Therapeutics Corp.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed June 4, 2021
          File No. 333-255205

Dear Dr. Marques:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 2

1.   We note your revised disclosure indicating that the use of ketamine has been subject to consensus statements by various institutions. Please revise to provide a brief and balanced summary of the findings discussed in these consensus statements.

Services, page 5

2.   We refer to prior comment 4. Please revise your discussion of your partnership with Zen Healthcare to clarify the material terms of the partnership including (i) what services you are providing to Zen Healthcare; (ii) what revenues will be subject to the partnership and

how your share will be calculated; and (iii) your anticipated timing to begin receiving revenues pursuant to the partnership.

3. We refer to prior comment 8. Please revise to clearly disclose whether your UK subsidiary has hired any employees or initiated the process with applicable regulators in order to obtain regulatory approvals.

4. We note your revised disclosure indicating that you are "in the process" of establishing management services agreements with independent professional services companies in the U.S. Please place your disclosure in appropriate context with reference to steps you have taken, what steps remain and your anticipated timeline for entering into these agreements.

The Offering, page 13

5. Your disclosure on page 54 indicates that the proceeds from the offering will be used to fund preclinical R&D work for future product candidates; however, the "Use of proceeds" subsection on page 13 continues to state that proceeds from the offering will be used for clinical trials. Please reconcile your disclosure or advise.

Business
License Agreements and Strategic Collaborations, page 72

6. We note your response to prior comment 16, which we reissue in part. We note that Section 15.1 of the Zen Knightsbridge and Holborn Collaboration Agreement and Section 15.1 of the Zen Baker and Portman Collaboration Agreement provide for mutual termination rights. Please revise to disclose the termination provisions under these agreements as well as under the IV Docs Subcontract Agreement.

Executive and Director Compensation, page 89

7. We note your response to prior comment 17. Please explain to us why Mr. Gloss and Dr. Bendiabdallah are not identified as named executive officers. For guidance, please refer to Item 402(m)(2)(iii) of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page II-2

8. We note your response to prior comment 19 and revised disclosure. However, your disclosure on page F-12 continues to state that you sold shares in the Offering in 2021 at $0.08 per share and in the Offering 2 in 2021 at $0.12 per share. Please advise.

     You may contact Franklin Wyman at 202-551-3660 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard Bass, Esq.